[Letterhead of Sullivan & Cromwell LLP]
Telephone: 813-3213-6140 Facsimile: 813-3213-6470
Otemachi First Square 5-1, Otemachi 1-chome Chiyoda-ku, Tokyo 100-0004, Japan Beijing Hong Kong Melbourne Sydney Frankfurt london paris los angeles New York Palo Alto washington, D.C.
March 26, 2010
Ms. Mary A. Cascio,
     Special Counsel,
          Division of Corporation Finance,
               Securities and Exchange Commission,
                    100 F Street, NE,
                         Washington, D.C. 20549.

Re:	Japan Finance Organization for Municipalities Registration Statement under Schedule B Filed on October 27, 2009 (File No. 333-162685)
Dear Ms. Cascio:
On behalf of Japan Finance Organization for Municipalities (“JFM”), we are responding to the two points that you raised to Sandra Treusdell of our office in your telephone conversation with her on March 24, 2010, in connection with our letter dated March 11, 2010 setting forth JFM’s responses to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 29, 2009, relating to the Registration Statement of JFM and Japan under Schedule B (File No. 333-162685) (the “Registration Statement”) filed with the Commission on October 27, 2009.
1. With regard to the Staff’s comment no. 4 and JFM’s response thereto, you asked whether there was an obligation from the local governments of Japan to provide additional capital to JFM. JFM respectfully informs the Staff that the local governments do not have an obligation to provide additional capital to JFM.
2. With regard to the Staff’s comment no. 5 and JFM’s response thereto, you requested that the text of the response be included in the pre-effective amendment to the Registration Statement. JFM will include the text of the response at an appropriate location in the prospectus included in the pre-effective amendment.

Ms. Mary A. Cascio	-2-
Any questions relating to the foregoing should be directed to me at Sullivan & Cromwell LLP, Otemachi First Square East 16F, 5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-0004, Japan, telephone: 81-3-3213-6140, facsimile: 81-3- 3213-6470, e-mail: taniguchiy@sullcrom.com. In my absence, please contact Sandra Treusdell, also of our Tokyo office, at the same telephone or fax number, or by e-mail at treusdells@sullcrom.com.
Sincerely yours,
/s/ Yoichiro Taniguchi
Yoichiro Taniguchi

cc:	Mr. Shinichiro Sakai (Japan Finance Organization for Municipalities) Takashi Kiuchi, Esq. (Nagashima Ohno & Tsunematsu) Garth Bray Sandra Treusdell (Sullivan & Cromwell LLP)